UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a summary of Sociedad Química y Minera de
Chile S.A.’s extraordinary shareholders’ meeting sent to the Superintendencia de Valores y Seguros de Chile on April 29, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                               No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, April 29, 2010

Mr. Fernando Coloma C.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago, Chile

Dear Mr. Superintendent:

We hereby inform you that the shareholders of Sociedad Química y Minera de Chile S.A. (SQM S.A.) were joined today in the 26th Extraordinary Shareholders Meeting and agreed to the following: (i) modify the By-laws of SQM S.A. according to the points outlined in the “notification” of said meeting and to publish a new version of the text with changes incorporated (ii) adopt all of the necessary measures to perfect and implement said modification.

The aforementioned matters are outlined in the respective Act which we hope to send soon.

Please feel free to contact us to clarify any pertinent matters related to the information above.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York Melon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 30, 2010